ArcelorMittal statement on French Competition Council's announcement:

Luxembourg/Paris 14:00 CET - The Conseil de la Concurrence (the French Competition Authority) has imposed a €301.78 million fine on French subsidiaries of ArcelorMittal active in steel distribution.

This is the result of an investigation started in 2004 by the DGCCRF (Direction Générale de la Concurrence, de la Consommation et de la Répression des Fraudes) into historical anticompetitive practices in the steel distribution sector in France, which started in mid 1999.

ArcelorMittal takes matters of this nature extremely seriously and has a rigorous global compliance programme in place to combat anticompetitive practices.

Based on its initial review of the Conseil de la Concurrence’s decision, ArcelorMittal expects to make an appeal. At this time the Company has no further comment to make on the situation.